Exhibit 99.3

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND TWELVE-MONTH PERIODS

ENDED DECEMBER 31, 2024

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	1

1.MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three months ("4Q 2024") and year ended December 31, 2024. References to “Bragg”, the “Group” or the “Company” in this MD&A refers to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the audited consolidated financial statements for the year ended December 31, 2024 (the “2024 financial statements”).

For reporting purposes, the Company prepared the 2024 financial statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The financial information contained in this MD&A was derived from the 2024 financial statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the 2024 financial statements.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Other Financial Information” below. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

This MD&A and, in particular the information in respect of Bragg’s prospective revenues and Adjusted EBITDA may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above, and assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this MD&A was made as of the date of this MD&A and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the Company to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to March 20, 2025, the date the Company’s board of directors (the “Board”) approved this MD&A.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	2

2.CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it expects to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations as of March 20, 2025, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.LIMITATIONS OF SELECTED FINANCIAL INFORMATION AND OTHER DATA

The Company’s selected financial information are calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s selected financinal information and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Selected financial information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	3

4.OVERVIEW OF FINANCIAL YEAR 2024

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming and vertically integrated technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 10,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server (“RGS”) as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in North American, South American and European iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the United States and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg Group.

The Company is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service technology and managed services, the Company aims to become a leading vertically integrated content-led technology provider in the iGaming industry.

Strategic Alternatives Process Concluded

The Board announced the strategic alternatives process in March 2024 with the formation of a special committee of the Board (the “Special Committee”), comprised solely of independent members of the Board. The Special Committee, together with its advisors Oakvale Capital LLP and Blake, Cassels & Graydon LLP, evaluated a wide range of strategic alternatives for maximizing shareholder value including a potential sale or merger of the Company. Bragg solicited interest from a significant number of potential counterparties and received multiple non-binding proposals. After careful consideration, the Board, on recommendation from the Special Committee, unanimously determined that none of the proposals received reflect the Company’s intrinsic value or current and projected financial performance, and therefore elected to conclude its review and disband the Special Committee.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	4

Financial performance for the three-month period ended December 31, 2024

The Company is pleased to report on its financial performance during the three and twelve months ended December 31, 2024. The Company has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

The Company has only one operating segment: B2B online gaming, and as of December 31, 2024 it derived 76.1% of its revenue from its games and content services, with the remainder of its revenue coming from iGaming platform and Turnkey solutions. The Company’s customer base consists only of online gaming operators. The principal products and services provided by the Company are the licensing of its iGaming technology, games and content, and managed services. For the year ended December 31, 2024, the majority of the Company’s operating revenue is geographically based in Europe, though this segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Revenues

The Company’s revenue1 increased from the same period in the previous year by 16.3% to EUR 27.2m (4Q23: EUR 23.4m). The Company’s year-over-year revenue growth was mainly organic through its existing customer base, and the onboarding of new customers in various jurisdictions. See “Risks and Uncertainties” below

The Company’s revenue growth was mainly derived from the games and content segment which amounted to EUR 20.7m (4Q23: EUR 18.2m) accounting for 76.1% (4Q23: 77.8%) of total revenues, as demand for the Company’s unique games and content and technology proposition continues to grow. The Company’s growth has been underpinned by continued investment and innovation in its technology, games development and product offering.

Gross profit

Gross profit increased by 30.9% compared to the same period in the previous year reaching EUR 15.8m (4Q23: EUR 12.0m) with gross margins increasing by 6.5% to 58.0% (4Q23: 51.5%). The gross profit margin increase is primarily the result of increased revenue performance in all content products categories while recording lower PAM and managed services revenues.

Expenses

Selling, general and administrative expenses increased compared to the same period in the previous year by 32.0% to EUR 16.9m, (4Q23: EUR 12.7m) representing 62.1% of the total revenue (4Q23: 54.8%).

Main changes in the quarter were driven by the following:

(a)	Salaries and subcontractors increased by 36.0% to EUR 7.5m (4Q23: EUR 5.5m) as the Company continued to invest in expanding its technology and product offering by scaling its software and games development teams, product managers, and data and analytics professionals. This has enabled the Company to source new customers and maintain growth from its existing customer base, expand into new markets, and adapt to regulatory requirements.

Total employee costs (including share-based compensation charge) increased by 43.7% to EUR 7.6m (4Q23: EUR 5.3m).

1 Revenue includes Group share in game and content, platform fees and management and turnkey solutions

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(b)	Information technology hosting increased by EUR 0.1m to EUR 1.3m (4Q23: EUR 1.2m) as a result of security enhancements.
(c)	Professional fees increased by EUR 1.0m to EUR 2.0m (4Q23: EUR 1.0m) mainly as a result of the costs associated with projects aimed at enhancing the Company’s overall operational framework (EUR 0.8m). Remaining costs are comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs which increased in the period.
(d)	Corporate costs amounted to EUR 0.1m (4Q23: EUR 0.1m) which relates to costs of investor and public relations activities as part of the Company’s general corporate strategy.
(e)	Other operational costs increased by EUR 0.2m to EUR 0.8m (4Q23: EUR 0.6m)

Profitability

Total operating loss for the period amounted to EUR 0.7m (4Q23: operating loss of EUR 0.4m ), an increase of EUR 0.3m as a result of the increase in selling, general and administrative expenses of EUR 4.1m offset by the increase in gross profit of EUR 3.7m.

The Company’s Adjusted EBITDA increased from the same period in the previous year by 68.0% to EUR 4.7m (4Q23: EUR 2.8m) with Adjusted EBITDA margins increasing by 5.3% to 17.2% (4Q23: 11.9%). Adjusted EBITDA is a non-IFRS measure and a reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Section 5.3.

Cash flow

Cash flows generated from operating activities amounted to EUR 2.7m (4Q23: EUR 5.5m) with the underlying performance reaching EUR 3.8m (4Q23: EUR 2.2m) offset with the negative movements in working capital and income taxes paid of EUR 1.1m (4Q23: positive EUR 3.3m).

Cash flows used in investing activities amounted to EUR 4.3m (4Q23: EUR 3.1m), an increase of EUR 1.2m. During both periods, the Company continued its investment in software development costs.

Cash flows used in financing activities amounted to an outflow of EUR 0.4m (4Q23: EUR 1.8m outflow) mainly from lease payments of EUR 0.3m (4Q23: EUR 0.4m) and interest and financing charges of EUR 0.2m (4Q23: EUR 0.2m). 4Q23 also included a cash outflow of EUR 1.4m for repayment of convertible debt which was nil in the 4Q24 as the convertible debt was settled on August 7, 2024.

Financial performance for the year ended December 31, 2024

Revenue

The Company’s revenue for the year ended December 31, 2024, increased from the same period in the previous year by 9.1% to EUR 102.0m (2023: EUR 93.5m) continuing a yearly growth since FY2022. The Company’s positive year-over-year revenue growth was derived mainly from organic growth from its existing content and PAM customer base, the onboarding of new customers in various jurisdictions and a stronger revenue performance from its proprietary casino games studio and existing United States customer base.

Gross Profit

Gross profit increased compared to the same period in the previous year by 8.2% to EUR 54.0m (2023: EUR 49.9m) with gross margins decreasing by 0.4% to 53.0% (2023: 53.4%). The gross margin decreases are mainly as a result of the shift in the product mix leading to an increased revenue performance in all content products while PAM and managed services were slightly lower proportionally.

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Expenses

Selling, general and administrative expenses increased from the same period in the previous year by 13.7% to EUR 57.8m (2023: EUR 50.8m) amounting to 56.7% of total revenue (2023: 54.3%). Expenses were mainly driven by an increase of EUR 3.8m in depreciation and amortization, and an increase of EUR 2.9m in professional fees mainly as a result of costs associated with the strategic review process and other project costs aimed at enhancing the Company’s overall operational framework . These movements have been offset by a reduction in total employee costs of EUR 1.1m.

Profitability

Total operating loss amounted to EUR 3.5m (2023: loss of EUR 0.8m), an increase in loss of EUR 2.7m as a result of an increase in selling, general and administrative expenses of EUR 7.0m offset by an increase in gross profit of EUR 4.1m.

Adjusted EBITDA increased from the same period in the previous year by 3.6% to EUR 15.8m (2023: EUR 15.2m) with Adjusted EBITDA margins decreasing by 0.8% to 15.5% (2023: 16.3%). Adjusted EBITDA is a non-IFRS measure and a reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Section 5.3.

Cash flow

Cash flows from operating activities amounted to EUR 11.2m (2023: EUR 11.7m) with underlying performance of EUR 14.1m (2023: EUR 13.6m) offset by movement in working capital and income tax payment of negative EUR 2.9m (2023: negative EUR 1.9m).

Cash flows used in investing activities mainly related to software development costs amounted to EUR 13.2m (2023: EUR 9.7m), an increase of EUR 3.5m.

Cash flows from financing activities amounted to a net inflow of EUR 3.6m (2023: outflow of EUR 4.2m) mainly related to proceeds from loans of EUR 6.5m (2023: nil) offset by repayment of convertible debt of EUR 1.4m (2023: EUR 3.7m) and interest and financing charges of EUR 1.1m (2023: EUR 0.2m).

Financial position

Cash and cash equivalents as of December 31, 2024 amounted to EUR 10.5m (December 31, 2023: EUR 8.8m), an increase of EUR 1.7m, primarily as a result of cash used for investment activities totalling EUR 13.2m offset by net cash generated from financing activities totalling EUR 3.6m and positive cash flow from operating activities of EUR 11.2m.

Trade and other receivables as of December 31, 2024, totalled EUR 20.1m (December 31, 2023: EUR 18.6m), an increase of EUR 1.5m mainly as a result of the timing of the cash collection of several customers which took place post year end.

Trade payables and other liabilities as of December 31, 2024, decreased by EUR 1.9m to EUR 19.9m (December 31, 2023: EUR 21.8m).

The Company’s convertible debt has been fully settled as at December 31, 2024 (December 31, 2023: EUR 2.9m, recorded as short-term derivative liability of EUR 0.5m and short-term convertible debt of EUR 2.4m).

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Others

●	Financing: On April 24, 2024, the Company issued a secured promissory note in the principal amount of US$7m to a member of its management. The secured promissory note matures on April 24, 2025, and bears interest at an annual rate of 14%, payable quarterly. The purpose of issuing the promissory note was to provide the Company with additional capital to be used for operational expenditures.
●	Share Capital: As at December 31, 2024, the number of issued and outstanding shares was 25,042,982 (December 31, 2023: 23,003,552), the number of outstanding awards from equity incentive plans was 1,909,012 (December 31, 2023: 2,500,592), and the number of warrants issued upon convertible debt of 979,048 (December 31, 2023: 979,048).
●	Employees: As at December 31, 2024, the Company employed 502 employees, contractors and sub-contractors (December 31, 2023: 464) across Europe, North America and India.

Strategic Progress

Bragg’s goal as a business is to be a profitable and successful provider of iGaming content and technology solutions, an objective which will be achieved by Bragg functioning as a leading provider, developer, and licensor of iGaming services, technology and as a producer and distributor of casino games content for the iGaming industry.

Casino content produced by Bragg includes a portfolio of both online and land-based casino titles developed and distributed by Bragg’s in-house studios, exclusive online games from third-party content providers through the ‘Powered by Bragg’ program, as well as aggregated, non-exclusive online casino content provided via the Bragg HUB product delivery platform.

Bragg’s technology-based solutions, provided as part of the Company’s online casino, sports betting an lottery turnkey services include proprietary player account management (PAM) technology, Remote Games Server (RGS) technology on which Bragg builds and operates its exclusive games portfolio, the Bragg HUB product delivery platform, the Fuze ™ player engagement toolset, responsible gaming technology, and Bragg’s data reporting and analytics platforms.

Bragg additionally provides fully managed, operational and marketing services to several customers who utilize its PAM offering.

In summary, Bragg’s content, technology and services collectively comprise a full turnkey solution, a complete suite products and services which place Bragg in an excellent position to capturing a growing proportion of global online casino, sport betting and lottery markets at all levels of the value chain.

To achieve this goal, Bragg is continuously focused on progressing in the following key strategic business areas:

a)	The rollout of Bragg’s content portfolio in the United States

Throughout the full year of 2024, the Company continued to roll out its latest portfolio of exclusive online casino games, delivered via its newest RGS technology, in the largest regulated iGaming jurisdictions in the United States.

In the first quarter of 2024, Bragg expanded its existing Powered by Bragg program in the highly strategic U.S. market with the addition of King Show Games, a Las Vegas based studio which has established brand recognition in the market through its long-standing land-based presence. The Company additionally launched its games and RGS technology with BetMGM in Pennsylvania.

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During the third quarter of 2024, Bragg built on its existing partnership with Caesars Entertainment further expanding its online casino content and RGS technology into Pennsylvania and Ontario. The Company also launched its newest games and RGS technology with FanDuel in New Jersey, adding to its existing distribution with the leading North American operator in Michigan, Pennsylvania, Connecticut and Ontario. Finally, adding to its prior launch with bet365 in Pennsylvania, the Company also launched with the international operator in New Jersey during the third quarter.

Subsequent to the year ended December 31, 2024, in January 2025, Bragg expanded its partnership with Caesars Entertainment by concluding a technology platform and exclusive games development partnership with Caesars Entertainment for the United States and Canada markets. The enhanced partnership includes a strategic technology licensing framework for Caesars to lease Bragg’s RGS, as well as further options to license the Bragg HUB product delivery and casino game aggregation platform, and Bragg’s Fuze™ player engagement platform.

b)	Continued expansion in other markets

In 1Q24 Bragg continued its strategic goal of expansion into new regulated markets and those which are soon to launch regulated iGaming operations in Peru, where the Company was registered as an approved service provider by the Peruvian Ministry of Foreign Trade and Tourism (MINCETUR), allowing for the distribution of online casino games, including Bragg’s proprietary and exclusive games portfolio, via the Bragg HUB aggregation platform to operators in the Latin American iGaming market.

In April 2024, Bragg agreed to an international online casino content distribution agreement with Light & Wonder. The agreement included high-performing games from Bragg’s proprietary studios, Atomic Slot Lab, Indigo Magic, Wild Streak Gaming and Spin Games being added to Light & Wonder’s online ecosystem.

Bragg continued its goal of expanding into new regulated markets, those which are soon to launch as well as expanding its offering across existing regulated markets. During 2Q24, the Company added its second PAM customer in the Czech Republic, providing full turnkey solutions, iGaming content, PAM and its Fuze ™ marketing toolset with Kingsbet.cz as well as sportsbook technology via Altenar.

Bragg has also grown its market footprint in the Netherlands, launching sportsbook solutions with BetNation.nl, ComeOn.nl and 711.nl respectively. These sportsbook launches form part of the Company’s partnerships with sportsbook technology firms Metric Gaming and Kambi respectively.

In the third quarter, Bragg added MozzartBet, a top local operator in the Serbian market, as a content and aggregation partner during the third quarter, giving the Company a significant position in the Serbian market as a distributor of content.

During 3Q24, Bragg continued to expand its position as a leading iGaming content and technology solutions provider in the Netherlands, launching its sixth PAM and turnkey operator, HardRockCasino.nl.

During the fourth quarter, Bragg successfully prepared for its January 1, 2025 launch into the newly regulated Brazilian iGaming and sports betting market, primarily offering its iGaming content to more than 30% of licensed operators commencing operations on market opening. The Company has a robust pipeline of partnerships pending in the market, and expects to increase its distribution reach in Brazil to 50% by the end of 2Q25.

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c)	Proprietary Bragg Studios content development

Throughout 2024, Bragg continued to grow and expand its portfolio of proprietary Bragg Studios content, as part of a wider business strategy of generating revenue growth from casino content developed in-house. Proprietary content generates a higher gross profit margin for Bragg when compared to third-party content, due to the fact that no royalties are payable to third party studio owners.

Bragg’s proprietary studio released 77 new content titles globally in the full year 2024 compared to 68 in the full year 2023. Notably, over the course of 2024, the Company launched 46 proprietary titles which were new to North American markets, compared to 31 in 2023, as part of Bragg’s wider focus on driving U.S. revenue through the proliferation of high margin-generating  proprietary content. Similarly, the Company also launched more proprietary and exclusive titles in 2024 than it did in 2023 in European and Rest of the World (ROW) markets launching 64 titles in 2024 compared to 54 in 2023.

d)	Exclusive portfolio expansion via Powered by Bragg content partners

Bragg has continued to expand its games portfolio from partner studios offered exclusively by Bragg to its customers throughout 2024. Online casino titles, which have been built on the Bragg RGS and distributed on an exclusive basis by the Company, increase the number of in-demand games titles offered to customers. In addition, exclusive games from third-party partners allow Bragg to offer highly localized game portfolios, such as through the offering of exclusive online titles in the North American market from casino brands with established land-based footprints like King Show Games and Bluberi.

Bragg continued its expansion of its games portfolio from partner studios offered exclusively from Bragg to its customers throughout 2024. Online casino titles, which have been built on the Bragg RGS and distributed on an exclusive basis by the Company, increase the number of in-demand games titles offered to customers. Additionally, exclusive games from third-party partners allow Bragg to offer highly localized game portfolios, such as through the offering of several exclusive online titles in North America from casino brands with established land-based footprints such as King Show Games and Bluberi.

Bragg released fewer new global titles from partners during 2024 (33, compared to 39 in the full year 2023), a decrease due to the higher number of proprietary titles released throughout 2024. In general, the Company aims to keep a balanced portfolio with approximately half of released titles coming from the higher margin, in-house studios, and half coming from carefully selected partner studios which enrich and diversify the Company’s exclusive games portfolio.

e)	PAM & full product suite

In the second quarter of 2024, Bragg added its second PAM customer in the Czech Republic, providing full turnkey solutions, iGaming content, PAM and its Fuze ™ marketing toolset with Kingsbet.cz as well as sportsbook technology via Altenar. Bragg continues to be the market leading PAM supplier, according to management estimates, in the Netherlands,  launching with a sixth PAM customer, HardRockCasino.nl, during 3Q24.

The Company also launched the sports betting vertical with three existing PAM customers  in the Netherlands, launching sportsbook solutions with BetNation.nl, ComeOn.nl and 711.nl. Bragg also onboarded Kero Sports suite of micro betting options onto its sportsbook offering, providing both new and existing sportsbook partners with an engaging range of betting options for players.

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Outlook

Bragg actively advances into 2025 with a robust pipeline of opportunities, which are anticipated to drive strong momentum in the business. The outlook for 2025 remains positive, with full year 2025 revenue projected at between EUR 117.5m and EUR 123.0m representing double digit growth compared to 2024 and Adjusted EBITDA guidance given in the range between EUR 19.0m and EUR 21.5m, supported by a shift toward higher-margin product offerings.

5.FINANCIAL RESULTS

5.1BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, Israeli shekels and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2SELECTED ANNUAL INFORMATION

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
EUR 000	2024	2023	2024	2023
Revenue	27,160	23,357	102,001	93,519
Net Loss	(678)	(786)	(5,147)	(3,836)
EBITDA	4,039	3,327	13,351	12,290
Adjusted EBITDA	4,682	2,786	15,790	15,236

Basic Loss Per Share	(0.03)	(0.03)	(0.21)	(0.17)
Diluted Loss Per Share	(0.03)	(0.03)	(0.21)	(0.17)

	As at	As at
	December 31,	December 31,
	2024	2023
Total assets	106,595	103,367
Total non-current liabilities	3,982	5,219

Dividends paid	nil	nil

As at December 31, 2024, non-current liabilities primarily consists of EUR 2.8m (December 31, 2023: EUR 2.6m) in lease obligations on right of use assets in relation to office leases and EUR nil (December 31, 2023: EUR 1.4m) of deferred consideration in relation to Spin acquisition.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform to IFRS as issued by the IASB. These accounting principles have been applied consistently across all reporting periods presented.

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5.3OTHER FINANCIAL INFORMATION

To supplement its 2024 financial statements presented in accordance with IFRS, the Company considers certain financial measures that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures “EBITDA” and “Adjusted EBITDA” (each defined below) in this MD&A. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

“EBITDA” means as net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back transaction and acquisition costs; (iii) adding back impairment of intangible assets and goodwill (iv) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (v) adding back or deducting gain (loss) on re-measurement of contingent and deferred consideration; (vi) adding back or deducting gain (loss) on re-measurement of derivative liabilities; (viii) adding back or deducting gain (loss) on settlement of convertible debt; (ix) adding back or deducting gain (loss) on disposal of intangible assets and (x) adding back certain exceptional costs.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	12

A reconciliation of net loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended December 31,		Year Ended December 31,
EUR 000	2024	2023	2024	2023
Net Loss	(678)	(786)	(5,147)	(3,836)
Income taxes expense (recovery)	(763)	(380)	(1,553)	910
Loss Before Income Taxes	(1,441)	(1,166)	(6,700)	(2,926)
Net interest expense and other financing charges	787	735	3,157	2,149
Depreciation and amortization	4,693	3,758	16,894	13,067
EBITDA	4,039	3,327	13,351	12,290
Depreciation of right-of-use assets	(204)	(306)	(806)	(579)
Lease interest expense	(39)	(38)	(123)	(65)
Share based compensation	99	(228)	809	2,055
Transaction and acquisition costs	90	—	162	—
Exceptional costs	1,158	352	2,604	1,643
(Gain) Loss on remeasurement of derivative liability	—	(214)	94	47
Gain on settlement of convertible debt	—	(160)	(169)	(595)
(Gain) loss on remeasurement of deferred consideration	(461)	53	(132)	440
Adjusted EBITDA	4,682	2,786	15,790	15,236

Exceptional costs in the year ended December 31, 2024 include EUR 1.2m relating to legal and professional costs associated with non-recurring strategic process driven cost, corporate and regulatory matters, and expenses related to the Board’s strategic review and EUR 1.2m associated with projects aimed at enhancing the Company’s overall operational framework.

Exceptional costs in the year ended December 31, 2023 include EUR 1.3m relating to the termination of the employment contracts of certain key senior executives and EUR 0.3m in relation to non-recurring corporate, regulatory and legal matters.

Gain on remeasurement of deferred consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin. The gain (loss) on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the convertible debt instrument.

5.4SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended December 31,			Year Ended December 31,
EUR 000	2024	2023	2022	2024	2023	2022
Revenue	27,160	23,357	23,681	102,001	93,519	84,734
Operating Loss	(654)	(431)	162	(3,543)	(777)	(828)
EBITDA	4,039	3,327	2,682	13,351	12,290	7,626
Adjusted EBITDA	4,682	2,786	3,650	15,790	15,236	12,062

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	13

	As at	As at
	December 31,	December 31,
	2024	2023
Total assets	106,595	103,367
Total liabilities	33,096	33,120

TRADE AND OTHER RECEIVABLES

	As at	As at
	December 31,	December 31,
EUR 000	2024	2023
Trade receivables	19,558	18,641
Sales tax receivables	514	—
Trade and other receivables	20,072	18,641

The following is an aging of the Company’s trade receivables:

	As at	As at
	December 31,	December 31,
EUR 000	2024	2023
Less than one month	18,984	17,711
Between two and three months	660	1,275
Greater than three months	2,411	1,714
	22,055	20,700
Provision for expected credit losses	(2,497)	(2,059)
Trade receivables	19,558	18,641

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	December 31,	December 31,
EUR 000	2024	2023
Trade payables	3,236	7,504
Accrued liabilities	16,666	13,983
Sales tax payable	—	12
Other liabilities	44	347
Trade payables and other liabilities	19,946	21,846

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	14

5.5SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2023				2024
EUR 000	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24
Revenue	22,859	24,729	22,574	23,357	23,811	24,861	26,169	27,160
Operating income (loss)	520	1,271	(2,137)	(431)	(1,268)	(1,215)	(406)	(654)
EBITDA	3,229	4,525	1,209	3,327	2,609	2,779	3,924	4,039
Adjusted EBITDA	3,894	4,742	3,814	2,786	3,411	3,615	4,083	4,682
Income (Loss) per share - Basic	(0.02)	0.02	(0.13)	(0.03)	(0.08)	(0.10)	(0.01)	(0.03)
Income (Loss) per share - Diluted	(0.02)	0.02	(0.13)	(0.03)	(0.08)	(0.10)	(0.01)	(0.03)

5.6LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	December 31,	December 31,
EUR 000	2024	2023
Cash and cash equivalents	10,467	8,796
Trade and other receivables	20,072	18,641
Prepaid expenses and other assets	2,624	1,655
Current liabilities excluding loans payable, deferred consideration and convertible debt	(21,291)	(23,943)
Net working capital	11,872	5,149
Loans payable	(6,579)	—
Convertible debt - current	—	(2,445)
Deferred consideration -current	(1,244)	(1,513)
Net current assets	4,049	1,191

Deferred consideration of EUR 1.2m is related to deferred share consideration upon the acquisition of Spin on June 1, 2022 (December 31, 2023: EUR 1.5m).

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2024 are below:

	2025	2026	2027	2028	2029	Thereafter	Total
Trade payables and other liabilities	19,946	—	—	—	—	—	19,946
Lease obligations on right of use assets	943	943	973	743	291	126	4,019
Loans payable	7,231	-	—	—	—	—	7,231
Other non-current liabilities	4	3	19	23	7	431	487
	28,124	946	992	766	298	557	31,683

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	15

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7CASH FLOW SUMMARY

The cash flow from continuing operations may be summarized as follows:

	Year Ended December 31,
EUR 000	2024	2023
Operating activities	11,161	11,739
Investing activities	(13,166)	(9,723)
Financing activities	3,613	(4,166)
Effect of foreign exchange	63	(341)
Net cash flow	1,671	(2,491)

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 12.1m (year ended December 31, 2023: EUR 9.4m).

	Year Ended December 31,
EUR 000	2024	2023
Purchases of property and equipment	(1,057)	(332)
Additions in intangible assets	(12,109)	(9,391)
Cash flows used in investing activities	(13,166)	(9,723)

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	16

In the year ended December 31, 2024, cash flow generated in financing activities mainly consisted of proceeds from loans of EUR 6.5m (year ended December 31, 2023: used EUR 0.1m), offset by repayment of convertible debt totaling EUR 1.4m (year ended December 31, 2024: EUR 3.7m), repayment of lease liability EUR 0.8m (year ended December 31, 2023: EUR 0.6m) and interest and financing charges totaling EUR 1.1m (year ended December 31, 2023: EUR 0.2m).

	Year Ended December 31,
EUR 000	2024	2023
Proceeds from exercise of stock options	364	440
Repayment of convertible debt	(1,377)	(3,693)
Repayment of lease liability	(790)	(595)
Proceeds from (repayment of) loans	6,532	(109)
Interest and financing fees	(1,116)	(209)
Cash flows from (used in) financing activities	3,613	(4,166)

6TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and the Board are set out in aggregate as follows:

	Year Ended December 31,
	2024	2023
Salaries and subcontractors	(3,521)	(4,255)
Share based compensation	(698)	(1,688)
Professional fees	—	(163)
	(4,219)	(6,106)

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Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Year Ended December 31,
	2024	2023
Salaries and subcontractors	(1,858)	(2,292)
Share based compensation	(16)	(74)
Gain (Loss) on remeasurement of deferred consideration	132	(440)
Interest and financing fees	(1,045)	(403)
	(2,787)	(3,209)

Balances due to/from key management personnel, the Board and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	December 31,	December 31,
	2024	2023
Consolidated statements of financial position
Trade and other receivables	—	40
Trade payables and other liabilities	(1,857)	(1,945)
Deferred consideration - current	(1,244)	(1,513)
Deferred consideration - non-current	—	(1,426)
Loans payable	(6,579)	—
Net related party payable	(9,680)	(4,844)

Other transactions with key management personnel, the Board and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	Year Ended December 31,
	2024	2023
Consolidated statements of changes in equity
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	(3,491)	(3,491)
Share capital	3,491	3,491
Shares issued as consideration to Spin Vendors
Share capital	2,139	1,104
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(2,698)	—
Share capital	2,968	—
Net movement in equity	2,409	1,104

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	18

	Year Ended December 31,
	2024	2023
Consolidated statements of cash flows
Proceeds from loan	6,532	—
Interest paid on loan	(454)	—
Proceeds from exercise of options	270	—
Net cash inflow	6,348	—

7DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	December 31,	March 20
	2024	2025
Common Shares	25,042,982	25,067,982
Warrants	979,048	979,048
Fixed Stock Options	1,602,346	1,577,346
Restricted Share Units	280,000	280,000
Deferred Share Units	26,666	26,666
	27,931,042	27,931,042

8CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

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Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their cash generating units (“CGUs”) for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx Gaming, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	20

may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to valuate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of Nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	21

the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

-	Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price Volume-Weighted Average Price (VWAP), annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

9.   CHANGES IN ACCOUNTING POLICIES

a)	New standards, interpretations and amendments adopted from January 1, 2024

The following amendments are effective for the period beginning January 1, 2024:

●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

On May 25, 2023, the IASB issued Supplier Finance Arrangements, which amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments require entities to provide certain specific disclosures (qualitative and quantitative) related to supplier finance arrangements. The amendments also provide guidance on characteristics of supplier finance arrangements.

These amendments had no effect on the consolidated financial statements of the Group.

●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

On September 22, 2022, the IASB issued amendments to IFRS 16 —Lease Liability in a Sale and Leaseback (the Amendments). Prior to the Amendments, IFRS 16 did not contain specific measurement requirements for lease liabilities that may contain variable lease payments arising in a sale and leaseback transaction. In applying the subsequent measurement requirements of lease liabilities to a sale and leaseback transaction, the Amendments require a seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee.

These amendments had no effect on the consolidated financial statements of the Group.

●	Classification of Liabilities as Current or Non-Current and Non-Current Liabilities with Covenants (Amendments to IAS 1)

The IASB issued amendments to IAS 1 in January 2020 Classification of Liabilities as Current or Non-current and subsequently, in October 2022 Non-current Liabilities with Covenants. The amendments clarify the following:

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	22

o	An entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period.
o	If an entity’s right to defer settlement of a liability is subject to covenants, such covenants affect whether that right exists at the end of the reporting period only if the entity is required to comply with the covenant on or before the end of the reporting period.
o	The classification of a liability as current or non-current is unaffected by the likelihood that the entity will exercise its right to defer settlement.
o	In case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity’s own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current only if the option is classified as an equity instrument.

These amendments had no effect on the consolidated financial statements of the Group.

b)	New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the annual reporting period beginning January 1, 2025:

●	Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The following amendments are effective for the annual reporting period beginning January 1, 2026:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments and IFRS 7)
●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)

The following standards and amendments are effective for the annual reporting period beginning January 1, 2027:

●	IFRS 18 Presentation and Disclosure in Financial Statements
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The Group is currently assessing the effect of these new accounting standards and amendments. IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS to apply reduced disclosure requirements. The Company does not expect this standard to have an impact on its operations or financial statements.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	23

10MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company continues to review and improve our internal control environment and enhancements have been made throughout the year.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A and have concluded that these controls and procedures were appropriately designed.

11GOING CONCERN STATEMENT

Current global financial conditions have been subject to increased volatility and access to debt or equity financing has been, or may be, negatively impacted. These factors, which include the nature, effects and timing of administrative and legislative change, may impact the ability of the Company to obtain equity or debt financing in the future whether on terms favourable to the Company or at all. If these increased levels of volatility continue, or worsen, the Company's operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Recent inflationary pressures have increased interest rates and the costs of labour, and have adversely affected consumer spending and economic growth. While Canada, the United States, Europe and other developed economies are experiencing higher-than-normal inflation rates, it remains uncertain whether substantial inflation will be sustained over an extended period of time or have a significant effect on the Canadian, United States, or European economies or other economies. Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation will not become a serious problem in the future and may have a material adverse impact on the Company.

12ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov under the Company’s name.

Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2024	24